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Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

January 23, 2018

VIA EDGAR

Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:                             CollPlant Holdings Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed December 27, 2017
File No. 333-214188

Dear Mr. Buchmiller:

On behalf of CollPlant Holdings Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 17, 2018, relating to the Company’s Registration Statement on Form F-1 filed with the Commission on October 21, 2016, as amended on December 27, 2017 (the “Form F-1”).

The Company is concurrently publicly filing via EDGAR its Amendment No. 5 to the Form F-1 (“Amendment No. 5”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Alpha Financing, page 7

1.                                      We note your disclosure on page 9 that the Alpha Purchase Agreement may be terminated by the purchasers or by you partially with respect to the second closing if the second closing has not occurred on or before December 31, 2017 and partially with respect to the third closing if the third closing does not occur on or before April 30, 2018. Since your disclosure indicates that the second and third closings have not occurred, and the selling shareholder may partially terminate the second closing at this time, it appears that some of the shares, including the shares underlying the debenture and the warrant to be issued in the second and third closings, being registered for resale have not been issued to the selling shareholders prior to the filing of the amendment to your registration statement that registered the resale of the shares. Provide us with an analysis as to why you believe that the selling shareholder is irrevocably bound to purchase, and is at market risk for, all of the shares being registered for resale

Please note that if the selling shareholder was not irrevocably bound to purchase the ordinary shares and at market risk with respect to those shares at the time you filed the amendment registering the resale, the private placement of those shares has not been completed, and you will not be able to register the resale with respect to those shares. In that event, you will have to remove those shares from this registration statement and, if desired, file a new registration statement to register those shares no sooner than the date that the selling shareholder becomes irrevocably bound to purchase and is at market risk with respect to those shares.

Also, if the transactions involving the issuance of the securities overlying the ordinary shares do not meet the conditions under which you may file a registration statement for resale of the privately placed securities before their actual issuance, the selling shareholder should be clearly identified as “underwriter.”

For guidance, refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

Response:                                        For the reasons set forth below, the Company respectfully submits that Alpha was irrevocably bound to purchase the ordinary shares, debentures and warrant at the time of filing the registration statement and was and continues to be at market risk with respect to the ordinary shares and debenture purchased in the first and second closings under the Alpha Purchase Agreement and the ordinary shares and/or debenture and warrant to be purchased in the third closing under the Alpha Purchase Agreement.

At the outset, the Company wishes to clarify that both the first and second closings under the Alpha Purchase Agreement have occurred. The first closing occurred on October 26, 2017, almost one month prior to the filing of the registration statement on Form F-1 on November 22, 2017 and the second closing occurred on December 31, 2017, prior to the time that Alpha would have a right, under Section 5.1 of the Alpha Purchase Agreement, to partially terminate the agreement with respect to the second and third closings. In both cases, Alpha was and remains to be at market risk.

The obligation of Alpha to purchase ordinary shares and/or a debenture at the second closing and ordinary shares and/or a debenture and warrant at the third closing from the Company pursuant to the Alpha Purchase Agreement was, in the case of the second closing, and is, in the case of the third closing, not subject to closing conditions that are within Alpha’s control or that Alpha can cause not to be satisfied. Under prior guidance provided by the Staff, an investor’s purchase of securities cannot be conditioned upon the satisfaction of closing conditions that are within an investor’s control or that an investor can cause not to be satisfied. The second paragraph of Securities Act Compliance and Disclosure Interpretation 139.11 provides that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)–exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Securities Act Compliance and Disclosure Interpretation 139.19 further provides that customary closing conditions “such as “bring downs” of customary representations or warranties” and “customary clauses regarding no material adverse changes affecting the company” are not conditions that are within an investor’s control that would “prevent the private transaction from being “completed”.

The conditions to the second and third closing are either customary closing conditions (such as bring downs of customary representations and warranties, performance of all obligations, covenants and agreements of the Company and no suspension in trading of the Company’s securities) or actions that the Company is required to take (such as obtaining shareholder approval and Tel Aviv Stock Exchange approval, listing of the ADSs on Nasdaq and reconstituting the board). None of these closing conditions are within Alpha’s control or are conditions that Alpha can cause not to be satisfied, and are therefore permissible closing conditions.

Accordingly, so long as the second closing occurred on or prior to December 31, 2017 (as mentioned above, the second closing occurred on December 31, 2017) and so long as the third closing occurs prior to April 30, 2018 (the third closing is yet to occur), Alpha has no new investment discretion in purchasing the Company’s securities at the second and third closing and was and continues to be irrevocably committed to purchasing such securities. Therefore, the existence of such outside dates by which the closing conditions to the second closing and the third closing must be satisfied does not modify the irrevocable nature of Alpha’s obligation to purchase the Company’s securities.

In view of the fact that the third closing has not occurred and among the closing conditions for the third closing the Company is required to obtain security holder approval for the Company to transition to dual-listing reporting format, which may not necessarily occur within a short time after the effectiveness of the resale registration statement, the Company has decided to remove the underlying ordinary shares of the third closing from the registration statement.

The proposed financing with Alpha, Meitav Dash…., page 22

2.              We note your disclosure the Israel Securities Authority informed you that the Meitav Dash and Ami Sagi financings should be submitted for approval at a general meeting of shareholders as required by Section 270(5) of the Companies Law. Revise your disclosure to indicate if you will submit those financings for shareholder approval and disclose any regulatory, liquidity or other risks if you do not intend to seek such approval or do not receive such approval.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page 23.

Management, page 120

3.              We note you have added a director nominee. Provide any consent required by Securities Act Rule 438.

Response:                                        Since the filing of the last amendment to the Form F-1, Dr. Elan Penn became a member of the Company’s board of directors. Accordingly, Dr. Penn has been added as a signatory to the signature page.

Principal Shareholders, page 151

4.              We note your disclosure that you completed the first closing under the Alpha Purchase Agreement on October 26, 2017 which resulted in the issuance to Alpha of an aggregate of 7,280,000 ordinary shares and a debenture that is currently convertible into 16,021,371 ordinary shares. Provide us analysis as to why Alpha Capital Anstalt is not identified as a beneficial owner of more than 5% of your outstanding shares or revise your disclosure as appropriate.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page 152.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Gary Emmanuel

cc:  Yehiel Tal, Chief Executive Officer

Eran Rotem, Chief Financial Officer